FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December 2004

Commission File Number: 333-109343

Paramount Resources Ltd.
(Translation of registrant’s name into English)

888-3rd Street S.W.
Bankers Hall West, Suite 4700
Calgary, Alberta T2P 5C5
Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form
20-F or Form 40-F.

Form 20-F ☐                     Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes ☐                     No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b): 82-

The following exhibits are filed as part of this Form 6-K

Exhibit 1	News release dated December 31, 2004, referred to as:
"PARAMOUNT RESOURCES LTD. UPDATES STATUS OF EXCHANGE OFFER FOR SENIOR NOTES"

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 31, 2004

PARAMOUNT RESOURCES LTD. (Registrant)
By:	/s/ Charles E. Morin
	Name:	Charles E. Morin
	Title:	Corporate Secretary

EXHIBIT INDEX

Exhibit No.

1.	News release December 31, 2004, referred to as
"PARAMOUNT RESOURCES LTD. UPDATES STATUS OF EXCHANGE OFFER FOR SENIOR NOTES"

PARAMOUNT RESOURCES LTD.
Calgary, Alberta

December 31, 2004

NEWS RELEASE:	PARAMOUNT RESOURCES LTD. UPDATES STATUS OF EXCHANGE OFFER FOR SENIOR NOTES

Paramount Resources Ltd. (TSX-POU) is providing an update on the status of its exchange offer and consent solicitation (the “Notes Offer”) for its 7⅞% Senior Notes due 2010 and 8⅞% Senior Notes due 2014.

The offer expiration date for the Notes Offer is on January 13, 2005. Paramount offered an additional payment for tendering noteholders if the requisite tenders and consents were received by 5:00 p.m. New York time on December 29, 2004 (the “consent expiration time”). As of that time, the requisite tenders and consents had not been received. The consent expiration time has not been extended and the Notes Offer remains unchanged.

Paramount has been advised that a committee of holders of each series of notes, allegedly holding a sufficient amount of the notes to preclude the minimum tender condition specified in the Notes Offer from being satisfied, has been formed to respond to the Notes Offer. The committee is seeking to engage Paramount in negotiations on the terms of the Notes Offer.

Moody’s Investor Service has assigned a “B3” rating to the Paramount notes to be issued under the Notes Offer. The Moody’s ratings for Paramount are with a negative outlook.

Paramount is a Canadian oil and natural gas exploration, development and production company with operations focused in Western Canada. Paramount’s common shares are listed on the Toronto Stock Exchange under the symbol “POU”.

For further information, please contact:

C.H. (Clay) Riddell, Chairman and Chief Executive Officer J.H.T. (Jim) Riddell, President and Chief Operating Officer B.K. (Bernie) Lee, Chief Financial Officer

Paramount Resources Ltd. 4700 Bankers Hall West 888 3rd Street SW Calgary, Alberta T2P 5C5 Phone: (403) 290-3600 Fax: (403) 262-7994